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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-1


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Final Amendment)

                                       and

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Gibson Greetings, Inc.
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                            (Name of Subject Company)


            Granite Acquisition Corp.; American Greetings Corporation
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                                    (Bidders)


                     Common Stock, Par Value $.01 Per Share
         (Including Associated Series B Preferred Stock Purchase Rights)
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                         (Title of Class of Securities)


                                    374827103
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                      (CUSIP Number of Class of Securities)


                           Jon Groetzinger, Jr., Esq.
                                One American Road
                              Cleveland, Ohio 44114
                                 (216) 252-7300
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                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)


                                    Copy to:


                              Lyle G. Ganske, Esq.
                                   North Point
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939

                                  March 9, 2000
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             (Date of Event Which Requires Filing of This Statement)


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--------------------------                             -------------------------
CUSIP NO. 374827103                   14D-1                  PAGE 2 OF 7 PAGES
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1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          American Greetings Corporation
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                         (b)
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3.        SEC USE ONLY


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4.        SOURCE OF FUNDS*

          WC, OO
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT
          TO ITEM 2(e) OR 2(f)


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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
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7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          15,431,420
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8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*


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9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          97.4%
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10.       TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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--------------------------                             -------------------------
CUSIP NO. 374827103                   14D-1                  PAGE 3 OF 7 PAGES
--------------------------                             -------------------------


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1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Granite Acquisition Corp.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                         (b)
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3.        SEC USE ONLY


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4.        SOURCE OF FUNDS*

          WC, OO
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT
          TO ITEM 2(e) OR 2(f)


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          15,431,420
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8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*


--------------------------------------------------------------------------------
9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          97.4%
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10.       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This Final Amendment is to the Tender Offer Statement on Schedule
14D-1, originally filed on November 9, 1999 (as thereafter amended, the "Statement"), that relates to the offer by Granite Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of American Greetings Corporation, an Ohio corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Gibson Greetings, Inc., a Delaware corporation (the "Company") and Associated Series B Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated September 8, 1999, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $10.25 per Share and associated Right (subject to possible upward adjustment), net to the seller in cash, without interest on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Statement is being filed on behalf of the Purchaser and Parent. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

         The Statement is hereby amended and/or supplemented as provided below:

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6(a) and (b) is hereby amended and supplemented by the following:

         Pursuant to the Offer, which expired at 5:00 p.m., New York City Time, on Wednesday, March 8, 2000, the Purchaser purchased a total of 15,431,420 Shares, representing approximately 97.4% of the outstanding Shares.

         In accordance with the terms of the Merger Agreement, after the Purchaser purchased the Shares, the Purchaser merged with and into the Company on March 9, 2000, pursuant to the "short-form" merger procedure permitted under
Section 253 of Delaware Law. In connection with the Merger, each issued and outstanding Share (other than those owned by Parent or any direct or indirect subsidiary of Parent, any Shares held in the treasury of the Company or Shares with respect to which appraisal rights have been demanded and perfected in accordance with applicable Delaware Law) were converted into and represent the right to receive $10.25 in cash, without interest.

ITEM 10.          ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

         On March 9, 2000, Parent issued a press release, a copy of which is included as exhibit (a)(14) hereto and incorporated herein by reference, which announced that the Purchaser completed the Offer and closed the acquisition for the Company.



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ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following exhibit:

         (a)(14)           Press release issued by Parent on March 9, 2000.



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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2000
                                       AMERICAN GREETINGS
                                       CORPORATION

                                       By:   /s/ Jon Groetzinger, Jr.
                                             -----------------------------------
                                                Name:    Jon Groetzinger, Jr.
                                                Title:   Secretary


                                       GRANITE ACQUISITION CORP.


                                       By:   /s/ Jon Groetzinger, Jr.
                                             -----------------------------------
                                                Name:    Jon Groetzinger, Jr.
                                                Title:   Secretary



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                                  EXHIBIT INDEX

  EXHIBIT
    NO.                               DESCRIPTION
  -------                             -----------

(a)(14)           Press release issued by Parent on March 9, 2000.